UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 2Q 2020 FINANCIAL RESULTS

Consolidated revenue – 64.5 bln rubles (-4% compared to 1Q 2020)

EBITDA1 – 8.9 bln rubles (-33% compared to 1Q 2020)

Profit attributable to equity shareholders of Mechel PAO – 47.1 bln rubles

Moscow, Russia – August 19, 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 2Q 2020 and 1H2020.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“Despite a complicated epidemiological situation we saw in the second quarter, our mining and steelmaking facilities did not slow down their operations. Steel production volumes went up by 6% quarter-on-quarter, with coal mined by the Group’s facilities up by 7% by this quarter’s end. Nevertheless, coronavirus-related restrictions had their impact on the structure of demand for our products, which put pressure on our sales margins.

“For example, our clients’ lower needs in rails and shrinking demand for other high value-added products from engineering companies had a significant impact on the dynamics of our steel division’s EBITDA. The change in the mining division’s supply pattern regarding sale destinations, as the company generated additional volumes to be marketed while the demand structure altered due to tough quarantine measures introduced by several countries, led to a decrease of the division’s EBITDA. As a result, consolidated EBITDA in 2Q2020 went down by 33% quarter-on-quarter.

“Despite a financial results decline, which was mainly due to the crisis conditions, we think that these difficulties are temporary, and that our steel’s traditional customers will return to normal, as will demand for coal in those regions where steelmakers have not yet come back to their regular capacity utilization.

“For our part, we continue to work on further increasing mining volumes at our mining facilities and mastering production of new promising types of products at our steel plants. In order to attain these goals, we continue to purchase new equipment, machines and upgrading those we already have. In addition, in order to ensure stable supply for our customers, we continue to develop our own logistical facilities. Port Posiet is already working on layout design for the new purchased shiploader, which is the final element of the port’s technical upgrade. We also plan to implement several development projects for our ports’ maritime and railroad infrastructure, which will enable us to boost their transshipment capacity.”

Consolidated Results For The 2Q 2020 and 1H2020

Mln rubles	2Q’ 20	1Q’ 20%		1H’ 20	1H’ 19%
Revenue from contracts with external customers	64,536	67,237	-4%	131,773	148,456	-11%
Operating (loss) / profit	(2,260)	7,930	-128%	5,670	22,391	-75%
EBITDA	8,852	13,161	-33%	22,013	30,935	-29%
EBITDA, margin	14%	20%		17%	21%
Profit / (loss) attributable to equity shareholders of Mechel PAO	47,074	(36,878)		10,196	12,745	-20%

Mechel PAO’s Chief Financial Officer Nelli Galeeva commented:

“Consolidated EBITDA in 1H2020 totaled 22 billion rubles. Profit attributable to equity shareholders of Mechel PAO amounted to 10.2 billion rubles, which is 2.5 billion rubles, or 20%, less than in 1H2019. Growing foreign exchange losses on foreign currency liabilities due to a weaker ruble

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

in this reporting period had a major impact on this result’s dynamics, partly negating the positive effect from the sale of Elga Coal Complex companies.

“The operating cash flow in 2Q2020 went down to 8.3 billion rubles from 16 billion in the previous quarter. This was mostly a result of the decrease in revenue and worse cash turnover due to a global economic situation with the spread of the new coronavirus infection.

“In 2Q2020, the Group’s finance costs went down by 1.4 billion rubles quarter on quarter and amounted to 6.4 billion rubles. Over the first six months of 2020, finance costs went down by 3.3 billion rubles, or 19%, year-on-year. This was due to our partial repayment of loans with Gazprombank and VTB Bank using the gain on the Elga Coal Complex sale and the Bank of Russia key interest rate decrease.

“The same factors had their impact on the amount of interest paid, including capitalized interest and lease interest, which went down in 1H2020 by 1.4 billion rubles to 14.5 billion rubles from 15.9 billion in 1H2019.

“As of today, the company’s average debt portfolio cost is 5.6% per annum, average paid interest rate amounts to 5.4% per annum.

“As of June 30, 2020, the Group’s net debt excluding fines and penalties on overdue amounts went down by 89 billion rubles or by 22% as compared to December 31, 2019, and amounted to 311.5 billion rubles. This was due to net loan settlement totaling 95.3 billion rubles as we repaid loans granted by Gazprombank and VTB Bank with cash received from sale of assets and as debt decreased due to the effect of discontinued operations related to disposal of companies comprising Elga Coal Complex amounted to 9.5 billion rubles, and which effect was partly offset by the ruble’s weakening against the US dollar and euro with the effect of 18.5 billion rubles.

“Gain on sale of companies comprising Elga Coal Complex in the Group’s IFRS statements amounted to 45.6 billion rubles. It was calculated as the sum of received consideration of 89.0 billion rubles and derecognition of obligations regarding Gazprombank’s option for the shares in companies comprising Elga Coal Complex for a total of 49.4 billion rubles, less net assets disposed of as on the disposal date.

“The Net Debt to EBITDA ratio amounted to 6.9 at the end of 1H2020 as compared to 7.5 at the end of 2019. It was primarily due to the overall decrease of net debt due to loan repayment. The ruble’s weakening against the US dollar and euro, as well as decreased EBITDA over the past 12 months ended on June 30, 2020, had a negative impact on this figure.

“The debt portfolio’s structure has changed and is currently consists of 55% in rubles and the rest in foreign currency (35% in euro and 10% in US dollars). The share of state-controlled banks is 86.5%.”

Mining Segment

Revenue from contracts with external customers in 2Q2020 went up by 8% quarter-on-quarter. This was the result of increased sales of all types of metallurgical coals, middlings and iron ore concentrate. The prices in this reporting period remained overall on the level favorable for the company. EBITDA in 2Q2020 went down by 8% quarter-on-quarter as selling and distribution costs grew due to the share of export in the overall volume of goods supplied to third parties, which increased from 65% to 78%.

Revenue from contracts with external customers in 1H2020 went down by 21% year-on-year. The division’s EBITDA in 1H2020 declined by 43% year-on-year. This was mostly due to weaker prices for all types of coal products year-on-year.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“In 2Q2020 the division continued to increase coal mining volumes. Yakutugol Holding Company boosted mining by 23.5%, Southern Kuzbass Coal Company maintained operational results at the previous period’s level. The overall growth was 7% quarter-on-quarter. Coal processing volumes increased by 18%. This enabled us to step up supplies to both third parties and the Group’s own facilities, and demonstrate positive revenue dynamics.

“The export market of metallurgical coal has significantly weakened in 2Q2020 due to a worsening epidemiological situation in India, increased supplies to China from Australia and Mongolia, as well as additional measures adopted by Chinese authorities to toughen their customs clearance rules for coal. As a result, in this reporting period average spot price level for premium low-volatile coking coals was at $118 per tonne, which was 24% lower than average price levels in 1Q2020. Despite that, the average selling prices of our coking coal in 2Q2020 remained at the previous quarter’s level. Quarterly contracts with domestic customers and a weaker average quarterly ruble exchange rate contributed to this price stability.

“New machines and equipment continue to arrive at the division’s mining facilities in order to maintain positive dynamics of our output volumes. We pay particular attention to the technological infrastructure of our washing plants, as their capacity utilization noticeably grew with the increase of mining volumes. We also continue with the technical upgrade of our coke chemical plants using best available technologies which enable us not only to improve our products’ quality, but also to decrease the impact on the environment.”

Mln rubles	2Q’ 20	1Q’ 20%		1H’ 20	1H’ 19%
Revenue from contracts with external customers	18,292	16,988	8%	35,280	44,933	-21%
Revenue inter-segment	8,364	8,331	0%	16,695	19,731	-15%
EBITDA	6,388	6,952	-8%	13,340	23,282	-43%
EBITDA, margin	24%	27%		26%	36%

Steel Segment

Revenue from contracts with external customers went down by 4% in 2Q2020 quarter-on-quarter, largely due to Russian Railways’ decreased demand for rails, weaker consumer demand for railroad axles, as well as the division’s other products due to limits imposed by the spread of the new coronavirus infection. This effect was partly compensated by the growth of prices for key types of rolled products. EBITDA went down by 43% in 2Q2020 as supplies of high value-added products suffered the most.

Revenue from sales to third parties in 1H2020 went down by 7% year-on-year. EBITDA in this reporting period also decreased by 7% compared to the previous six months. Lower prices for construction product range in 1H2020 year-on-year was one of the key contributing factors.

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“The division’s 2Q2020 financial results reflected the overall weakening of business activity caused by the COVID-19 pandemic. The division’s output and sales volumes remained at the previous quarter’s level, with product groups redistributed within the sales structure.

“Weaker demand for rails from both Russian Railways and other customers as business activity went down and investment projects were frozen, had a major impact on our results. These same factors reflected in the fall of sales of flat steel, forgings and stampings. Products traditionally intended for the engineering and machine-building industry suffered noticeably from the market situation. For example, clients of Izhstal and Beloretsk Metallurgical Plant cut down on their needs. In this situation, we focus on attracting new clients as well as preserving the existing ones. The pandemic had a marked impact on Mechel Service Global’s facilities as well. Many clients cut their workday or stopped operations entirely. The clients’ need for metal finishing also went down. As a result, it led to lower average prices and overall profit margins.

“The transformation of the demand structure, which we saw in 2Q2020 and which our facilities were forced to promptly react to, did not allow us to fully exploit the effect from increased pig iron and steel output quarter-on-quarter, after Chelyabinsk Metallurgical Plant launched its overhauled blast furnace and converter. Nevertheless, we expect that demand for our products, primarily high value-added products, will recover in the future periods, and so continue to upgrade and repair our equipment as well as master output of new product types.”

Mln rubles	2Q’ 20	1Q’ 20%	1H’ 20	1H’ 19%

Revenue from contracts with external customers	40,256	42,144	-4%	82,400	88,812	-7%
Revenue inter-segment	1,502	1,950	-23%	3,452	3,005	15%
EBITDA	2,565	4,533	-43%	7,098	7,604	-7%
EBITDA, margin	6%	10%		8%	8%

Power Segment

Mechel Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s 2Q2020 revenue went down quarter-on-quarter. It was expected as the heating period with its higher energy consumption ended. These reasons also had their impact on EBITDA’s quarter-on-quarter dynamics. The 1H2020 revenue demonstrated a slight decrease year-on-year as electricity and heat sale volumes went down due to lower demand as average temperatures were higher this year. In 1H2020, EBITDA grew more than five times year-on-year as non-regulated prices for capacity on the wholesale electrical power and capacity market went up, as did sales premium compared to the same period last year.”

Mln rubles	2Q’ 20	1Q’ 20%		1H’ 20	1H’ 19%
Revenue from contracts with external customers	5,988	8,105	-26%	14,093	14,711	-4%
Revenue inter-segment	3,711	4,298	-14%	8,009	8,028	0%
EBITDA	387	901	-57%	1,288	194	564%
EBITDA, margin	4%	7%		6%	1%

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, net, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, (Profit) loss after tax for the period from discontinued operations, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	30.06.2020	31.12.2019
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	292 319	370 206
Interest payable	8 533	9 014
Non-current loans and borrowings	201	7 205
Other non-current financial liabilities	1 950	48 303
Other current financial liabilities	298	147
less Cash and cash equivalents	(4 272)	(3 509)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	299 029	431 366

Current lease liabilities	7 961	10 353
Non-current lease liabilities	4 497	7 002
Net debt, excluding fines and penalties on overdue amounts	311 487	448 721

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	6m 2020	6m 2019	6m 2020	6m 2019	6m 2020	6m 2019	6m 2020	6m 2019
Profit (loss) attributable to equity shareholders of Mechel PAO	10,196	12,745	32,580	9,632	(18,037)	6,919	(1,404)	(964)
Add:
Depreciation and amortisation	6,943	6,266	3,437	3,094	3,267	2,932	240	240
Foreign exchange loss (gain), net	18,939	(13,816)	5,240	(2,741)	13,664	(11,055)	35	(20)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	14,265	17,534	7,644	10,050	7,031	7,553	255	331
Finance income	(529)	(481)	(944)	(601)	(235)	(263)	(14)	(16)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	6,308	1,340	4,911	470	978	459	416	408
(Profit) loss after tax for the period from discontinued operations	(41,609)	3,313	(41,651)	3,431	-	(31)	-	(87)
Profit (loss) attributable to non-controlling interests	241	689	(44)	385	120	367	165	(64)
Income tax expense (benefit)	4,333	2,129	1,605	(704)	144	213	(254)	(77)
Effect of pension obligations	135	102	116	87	17	14	2	2
Other fines and penalties	2,838	1,184	450	221	191	522	1,847	442
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(47)	(70)	(4)	(42)	(42)	(26)	-	(1)
EBITDA	22,013	30,935	13,340	23,282	7,098	7,604	1,288	194
EBITDA, margin	17%	21%	26%	36%	8%	8%	6%	1%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	2q 2020	1q 2020	2q 2020	1q 2020	2q 2020	1q 2020	2q 2020	1q 2020
Profit (loss) attributable to equity shareholders of Mechel PAO	47,074	(36,878)	48,100	(15,520)	7,226	(25,263)	(1,605)	201
Add:
Depreciation and amortisation	3,325	3,618	1,744	1,692	1,459	1,808	122	118
Foreign exchange (gain) loss, net	(14,271)	33,210	(3,464)	8,703	(10,774)	24,438	(34)	68
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	6,447	7,818	3,339	4,305	3,525	3,507	118	137
Finance income	(177)	(352)	(591)	(353)	(113)	(122)	(6)	(8)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	5,384	924	4,616	296	517	458	248	168
(Profit) loss after tax for the period from discontinued operations	(45,355)	3,746	(45,418)	3,767	-	1	21	(21)
Profit (loss) attributable to non-controlling interests	435	(194)	49	(92)	291	(171)	96	70
Income tax expense (benefit)	3,645	688	(2,313)	3,918	370	(226)	(331)	77
Effect of pension obligations	100	35	93	23	6	11	1	1
Other fines and penalties	2,265	573	235	215	75	117	1,757	90
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(20)	(27)	(2)	(2)	(17)	(25)	-	-
EBITDA	8,852	13,161	6,388	6,952	2,565	4,533	387	901
EBITDA, margin	14%	20%	24%	27%	6%	10%	4%	7%

*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND
OTHER COMPREHENSIVE INCOME

for the six months ended June 30, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Six months ended June 30, 2020 (unaudited)	Six months ended June 30, 2019 (unaudited)*
Continuing operations
Revenue from contracts with customers	131,773	148,456
Cost of sales	(84,870)	(91,695)
Gross profit	46,903	56,761

Selling and distribution expenses	(24,297)	(24,037)
Impairment of goodwill and other non-current assets, net	(3,498)	–
Allowance for expected credit losses on financial assets	(849)	(450)
Taxes other than income taxes	(2,432)	(1,834)
Administrative and other operating expenses	(10,483)	(8,351)
Other operating income	326	302
Total selling, distribution and operating income and (expenses), net	(41,233)	(34,370)
Operating profit	5,670	22,391
Finance income	529	481
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	(14,265)	(17,534)
Foreign exchange (loss) gain, net	(18,939)	13,816
Share of profit of associates, net	6	11
Other income	255	71
Other expenses	(95)	(360)
Total other income and (expense), net	(32,509)	(3,515)
(Loss) profit before tax from continuing operations	(26,839)	18,876
Income tax expense	(4,333)	(2,129)
(Loss) profit for the period from continuing operations	(31,172)	16,747
Discontinued operations
Profit (loss) after tax for the period from discontinued operations	41,609	(3,313)
Profit for the period	10,437	13,434
Attributable to:
Equity shareholders of Mechel PAO	10,196	12,745
Non-controlling interests	241	689
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods, net of income tax	1,442	(839)
Exchange differences on translation of foreign operations	1,442	(839)
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods, net of income tax	(127)	(248)
Re-measurement of defined benefit plans	(127)	(248)
Other comprehensive income (loss) for the period, net of tax	1,315	(1,087)
Total comprehensive income for the period, net of tax	11,752	12,347
Attributable to:
Equity shareholders of Mechel PAO	11,514	11,664
Non-controlling interests	238	683
Earnings per share
Weighted average number of common shares	415,251,749	416,270,745
Earnings per share (Russian rubles per share) attributable to common equity shareholders - basic and diluted	24.55	30.62
(Loss) earnings per share from continuing operations (Russian rubles per share) - basic and diluted	(75.65)	38.58
Earnings (loss) per share from discontinued operations (Russian rubles per share) - basic and diluted	100.20	(7.96)

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of June 30, 2020

(All amounts are in millions of Russian rubles)

	June 30, 2020 (unaudited)	December 31, 2019
Assets
Non-current assets
Property, plant and equipment	82,585	179,264
Right-of-use assets	13,184	17,728
Mineral licenses	18,847	31,075
Goodwill and other intangible assets	10,371	13,652
Investments in associates	328	321
Deferred tax assets	671	3,648
Other non-current assets	547	553
Non-current financial assets	250	232
Total non-current assets	126,783	246,473

Current assets
Inventories	40,821	39,773
Income tax receivables	62	65
Trade and other receivables	16,909	15,340
Other current assets	7,005	6,982
Other current financial assets	454	363
Cash and cash equivalents	4,272	3,509
Total current assets	69,523	66,032
Total assets	196,306	312,505
Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	840
Treasury shares	(63)	(63)
Additional paid-in capital	24,434	24,434
Accumulated other comprehensive income (loss)	418	(848)
Accumulated deficit	(263,650)	(273,754)
Equity attributable to equity shareholders of Mechel PAO	(233,858)	(245,228)

Non-controlling interests	11,874	11,631
Total equity	(221,984)	(233,597)

Non-current liabilities
Loans and borrowings	201	7,205
Lease liabilities	4,497	7,002
Other non-current financial liabilities	1,950	48,303
Other non-current liabilities	269	105
Pension obligations	5,196	4,933
Provisions	4,364	5,238
Deferred tax liabilities	7,552	13,877
Total non-current liabilities	24,029	86,663

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 11,495 million and RUB 11,111 million as of June 30, 2020 and December 31, 2019, respectively	303,814	381,317
Trade and other payables	43,057	38,244
Lease liabilities	7,961	10,353
Income tax payable	10,052	9,161
Taxes and similar charges payable other than income tax	14,919	9,228
Advances received and other current liabilities	6,638	5,816
Other current financial liabilities	298	147
Pension obligations	586	615
Provisions	6,936	4,558
Total current liabilities	394,261	459,439
Total liabilities	418,290	546,102
Total equity and liabilities	196,306	312,505

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended June 30, 2020

(All amounts are in millions of Russian rubles)

	Six months ended June 30, 2020 (unaudited)	Six months ended June 30, 2019 (unaudited)
Cash flows from operating activities
(Loss) profit for the period from continuing operations	(31,172)	16,747
Profit (loss) after tax for the period from discontinued operations	41,609	(3,313)
Profit for the period	10,437	13,434
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation	7,475	7,183
Foreign exchange loss (gain), net	20,316	(14,630)
Deferred income tax expense (benefit)	3,146	(1,672)
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	823	385
Write-off of inventories to net realisable value	1,870	621
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	3,659	216
Finance income	(529)	(490)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	15,973	19,989
Provisions for legal claims, taxes and other provisions	2,541	2,775
Gain on sale of the discontinued operations	(45,580)	−
Other	222	204
Changes in working capital items
Trade and other receivables	(2,061)	(3,952)
Inventories	(3,503)	(2,190)
Trade and other payables	1,745	2,231
Advances received	760	(275)
Taxes payable and other liabilities	7,433	2,725
Other assets	(210)	1,407
Income tax paid	(285)	(1,165)
Net cash provided by operating activities	24,232	26,796

Cash flows from investing activities
Interest received	21	56
Royalty and other proceeds associated with disposal of subsidiaries	−	17
Proceeds from loans issued and other investments	39	310
Proceeds from disposal of the discontinued operations, net of cash disposed	88,979	−
Proceeds from disposals of property, plant and equipment	6	207
Purchases of property, plant and equipment	(3,078)	(2,584)
Interest paid, capitalised	(41)	(92)
Net cash provided by (used in) investing activities	85,926	(2,086)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 17 million and RUB 156 million for the six months ended June 30, 2020 and 2019, respectively	12,929	7,130
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 180 million and RUB 2,066 million for the six months ended June 30, 2020, and 2019, respectively	(108,247)	(11,767)
Dividends paid to non-controlling interests	(3)	(6)
Interest paid, including fines and penalties	(14,473)	(15,811)
Repayment of lease liabilities	(818)	(833)
Effect of sale and leaseback transactions	548	87
Deferred payments for acquisition of assets	(327)	(52)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	−	(361)

Net cash used in financing activities	(110,391)	(21,613)

Foreign exchange gain on cash and cash equivalents, net	(575)	(608)
Changes in allowance for expected credit losses on cash and cash equivalents	(30)	(16)
Net (decrease) increase in cash and cash equivalents	(838)	2,473

Cash and cash equivalents at beginning of period	3,509	1,803
Cash and cash equivalents, net of overdrafts at beginning of period	2,867	380

Cash and cash equivalents at end of period	4,272	3,772

Cash and cash equivalents, net of overdrafts at end of period	2,029	2,853

*There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 19, 2020